FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of August, 2003

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)



         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                        GRANITE MORTGAGES 02-2 PLC


                                        By:          /s/  Clive Rakestrow
                                              -----------------------------
                                        Name:  L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized person
                                        Clive Rakestrow for and on its behalf
                                        Title:  Director
Date: 26 September 2003

                                        GRANITE FINANCE FUNDING LIMITED


                                        By:         /s/  Nigel  Charles Bradley
                                              ---------------------------------
                                        Name:  Nigel Charles Bradley
                                        Title:  Director

Date: 26 September 2003

                                        GRANITE FINANCE TRUSTEES LIMITED


                                        By:         /s/  Richard Gough
                                               --------------------------------
                                        Name:  Richard Gough
                                        Title:  Director

Date: 26 September 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 August 2003 - 31 August 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                             196,632

Current Balance                                          (GBP)14,304,690,042

Last Months Closing Trust Assets                         (GBP)11,974,308,627

Funding share                                            (GBP)11,702,472,622

Funding Share Percentage                                      81.81%

Seller Share*                                             (GBP)2,602,217,420

Seller Share Percentage                                       18.19%

Minimum Seller Share (Amount)*                             (GBP)372,201,672

Minimum Seller Share (% of Total)                              2.60%

Excess Spread last Quarter (% of Total) Annualised             0.45%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

----------------------------------------------------------------------------------------------------
                       Number           Principal (GBP)     Arrears (GBP)        By Principal (%)
< 1 Month             193,971            14,131,007,151          0                   98.79%

> = 1 <3 Months       2,182             145,073,476         1,317,295                 1.01%

> = 3 <6 Months        380              22,855,867           546,079                  0.16%

> = 6 <9 Months         83              4,573,333            189,926                  0.03%

> = 9 <12 Months        9                 836,277             53,398                  0.01%

> = 12 Months           7                 343,938             79,856                  0.00%

Total                 196,632           14,304,690,042     2,186,554                100.00%
----------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                         Number           Principal (GBP)     Arrears (GBP)

Total (since inception)    48              2,452,199           100,624
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                        22

Number Brought Forward                                          12

Repossessed (Current Month)                                     10

Sold (since inception)                                          26

Sold (current month)                                             1

Sale Price / Last Loan Valuation                               1.07

Average Time from Possession to Sale (days)                     117

Average Arrears at Sale                                     (GBP)1,964

Average Principal Loss (Since inception)*                     (GBP)567

Average Principal Loss (current month)**                    (GBP)1,447

MIG Claims Submitted                                             6

MIG Claims Outstanding                                           2

Average Time from Claim to Payment                              56
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                          Number            Principal (GBP)

Substituted this period                   33,239          (GBP)2,913,085,151

Substituted to date (since 26 March 2001) 272,171         (GBP)20,408,386,646
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                         Monthly            Annualised

Current Month CPR Rate                    4.45%               42.03%

Previous Month CPR Rate                   5.03%               44.96%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                   22.95

Weighted Average Remaining Term (by value) Years               20.11

Average Loan Size                                           (GBP)72,749

Weighted Average LTV (by value)                               74.86%
--------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                       48.72%

Together (by balance)                                         27.46%

Capped (by balance)                                            2.70%

Variable (by balance)                                         20.50%

Tracker (by balance)                                           0.62%

Total                                                         100.0%
-------------------------------------------------------------------------------


Geographic Analysis


------------------------------------------------------------------------------------------------------------
                       Number           % of Total          Value (GBP)               % of Total
East Anglia            4,561              2.32%             329,007,871                2.30%

East Midlands          16,106             8.19%            1,025,646,276               7.17%

Greater London         24,248            12.33%            2,800,858,310               19.58%

North                  28,082            14.28%            1,385,409,231               9.69%

North West             29,615            15.06%            1,717,993,274               12.01%

South East             31,197            15.87%            3,031,163,820               21.19%

South West             14,205             7.22%            1,118,626,761               7.82%

Wales                  9,560              4.86%             543,578,222                3.80%

West Midlands          14,836             7.55%             993,460,723                6.95%

Yorkshire              24,222            12.32%            1,358,945,554               9.50%

Total                 196,632             100%            14,304,690,042                100%
------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------------------------------------
                                         Number             Value (GBP)               % of Total

0% <25%                                   6,081             250,332,076                1.75%

> = 25% <50%                             22,618            1,539,184,649               10.76%

> = 50% <60%                             14,767            1,205,885,371               8.43%

> = 60% <65%                              8,567             738,122,006                5.16%

> = 65% <70%                             10,057             884,029,845                6.18%

> = 70% <75%                             16,583            1,336,058,050               9.34%

> = 75% <80%                             13,743            1,265,965,069               8.85%

> = 80% <85%                             14,334            1,162,971,300               8.13%

> = 85% <90%                             33,638            2,267,293,372               15.85%

> = 90% <95%                             40,378            2,719,321,577               19.01%

> = 95% <100%                            15,763             929,804,853                6.50%

> = 100%                                   103               5,721,876                 0.04%

Total                                    196,632          14,304,690,042               100.0%
------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                             5.49%

Effective Date of Change                                   1 August 2003
----------------------------------------------------------------------------------



Notes     Granite Mortgages 02-2 plc

------------------------------------------------------------------------------------------------------------
                     Outstanding           Rating           Reference Rate            Margin
                                       Moodys/S&P/Fitch
Series 1

A1                   $155,000,000          Aaa/AAA/AAA         1.22%                   0.11%

A2                  $1,150,000,000         Aaa/AAA/AAA         1.29%                   0.18%

B                    $60,000,000            Aa3/AA/AA          1.48%                   0.37%

C                    $88,000,000          Baa2/BBB/BBB         2.36%                   1.25%

Series 2

A                 (euro)1,100,000,000      Aaa/AAA/AAA         2.32%                   0.19%

B                   (euro)41,000,000        Aa3/AA/AA          2.50%                   0.37%

C                   (euro)53,000,000       Baa2/BBB/BBB        3.38%                   1.25%

Series 3

A                 (GBP)665,000,000        Aaa/AAA/AAA          3.60%                   0.19%

B                  (GBP)25,000,000          Aa3/AA/AA          3.78%                   0.37%

C                  (GBP)33,000,000        Baa2/BBB/BBB         4.66%                   1.25%
------------------------------------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------------------------------------
                                                                                   % of Notes Outstanding

Class B Notes (GBP)Equivalent)                          (GBP)90,075,869                3.71%

Class C Notes (GBP)Equivalent)                         (GBP)123,900,819                5.11%

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                                                     % of Funding Share

Class B Notes (GBP)Equivalent)                          (GBP)90,075,869                0.77%

Class C Notes (GBP)Equivalent)                         (GBP)123,900,819                1.06%

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-2 Reserve Fund Requirement       (GBP)39,000,000                  0.33%

Balance Brought Forward                               (GBP)39,000,000                  0.33%

Drawings last Quarter                                     (GBP)0                       0.00%

Excess Spread last Quarter                            (GBP)4,523,034                   0.04%

Funding Reserve Fund Top-up this Period*              -(GBP)4,523,034                 -0.04%

Current Balance                                       (GBP)39,000,000                  0.33%
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                               (GBP)34,266,596                0.29%

Funding Reserve %                                              0.6%                    NA
------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the united Kingdom